November 13, 2006

Securities and Exchange Commission
Office of Mergers and Acquisitions
Attn: Celeste M. Murphy, Esq.
Special Counsel
100 F Street, NE
Washington, D.C. 20549-3628

Re: Capitol Bancorp Limited (the “Company”) Registration Statement on Form S-4 (Registration No. 333-137910) Filed on October 10, 2006

Dear Ms. Murphy:

On behalf of Capitol Bancorp Ltd., a Michigan corporation (“Capitol”) and pursuant to the Securities Exchange Act of 1934, as amended, we have filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 to a Registration Statement on Form S-4 (the “Registration Statement”). Such filing was prepared in response to the comments of the SEC’s staff as set forth in a comment letter dated November 9, 2006.

Enclosed with this letter are two copies of the Registration Statement, one set of which are in the form that have been filed with the SEC and the other set which has been clearly marked to indicate all of the changes we have made.

In order to facilitate the Staff’s review of the Registration Statement, wherever practicable all disclosures which were not completed in the prior filing of the Registration Statement on Form S-4 have been completed. In addition, all disclosures have been updated to the latest practicable date.

The action taken by, or the response of, Capitol with respect to each comment contained in your November 9, 2006 comment letter is set forth below. For convenience of the SEC’s staff, the staff’s comments have been included in their entirety followed by Capitol’s response. Where appropriate, the responses include a reference to the relevant pages of the Registration Statement, as filed with the SEC. Capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Registration Statement.

SEC STAFF COMMENT

Exchange Offer

1.
We note your amendment and response to prior comment four. Throughout your disclosure, eliminate the phrase that the summaries are "qualified by its entirety". The qualification suggests that these summaries may not be materially complete. Such limitation is used on pages 9, 22, 43, 46 and 47.

REGISTRANT’S RESPONSE

We have revised the S-4 to eliminate the phrase that the summaries are "qualified by its entirety" on pages 9, 22, 43, 46 and 47.

SEC STAFF COMMENT

Exchange Offer

2.
We note your response to prior comment five. Please advise us where the toll-free number in the summary is located so that security holders may call through the entire period of the offer to determine the consideration to be received in the offer. Please be certain to highlight this information.

REGISTRANT’S RESPONSE

The toll-free number is located at the top of page 4 of the S-4. We have broken it off into its own separate paragraph, bolded, italicized and capitalized the disclosure.

As reflected in the above information, our documents have been amended in response to these comments. In connection with the response to the SEC’s Staff’s comments, all persons responsible for the filing of this document hereby acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in the filings.

2.
We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

If you have any additional questions, please do not hesitate to contact me at 517-487-6555. Thank you.

Sincerely,

/s/ Cristin Reid English
Cristin Reid English
Chief Operating Officer